

Care Access Burn Rate & Headcount Scaling (6–18 Months)

Phase 1: Foundation (Months 1–3)

- Focus: Core tech, backend, AI models, and MVP iterations
- Team Size: 6–8 FTEs (mostly technical)
- Monthly Burn: Starts at $150K → ~$180K by Month 3

Category	Allocation	Burn at Month 1	Description
Tech & Product Dev	60%	$90,000	Engineers, AI, data infra, UI/UX
Infrastructure & Cloud	20%	$30,000	Compute, storage, third-party APIs
Core Ops & Legal	10%	$15,000	Legal formation, admin, compliance
Early Advisors/Support	10%	$15,000	External design, research, part-time PM

Phase 2: Expansion & Testing (Months 4–6)

- Focus: Pilots, early provider onboarding, compliance stack, GTM design
- Team Size: 10–15 FTEs
- Monthly Burn: ~$200K → ~$265K by Month 6
- Added Functions: Partnerships, early GTM, multilingual support

Category	Allocation	Burn at Month 6	Description
Tech & Product Dev	45%	~$120,000	Full-stack, AI/ML, QA
Ops, Admin, Legal	15%	~$40,000	PMs, finance, compliance
Infrastructure & Cloud	15%	~$40,000	Scaling infra & integration tools
Partnerships & Pilots	15%	~$40,000	NGO/employer onboarding, support
Early GTM & Brand	10%	~$25,000	Market prep, positioning, UI review

Phase 3: Full GTM + Platform Rollout (Months 7–18)

- Focus: International growth, provider acquisition, enterprise licensing, product maturity
- Team Size: 20–30 FTEs across product, ops, marketing, and partner success
- Monthly Burn: ~$300K → ~$680K by Month 18
- Milestones: Paid customers, B2G contracts, mobile app, care concierge

Category	Avg	Burn at Month 18	Description
Full-Time Salaries	50%	~$340,000	20–30 FTE: engineering, ops, marketing, sales
Infra + AI Training	15%	~$100,000	Multilingual models, EHR/API hosting, DevOps
Global GTM + Ads	15%	~$100,000	Campaigns, performance media, country launches
Strategic Partnerships	10%	~$68,000	Onboarding & cross-vertical collaboration
Admin + Legal Scale	10%	~$68,000	Regulatory, privacy, IP, local compliance

Cumulative Burn Estimates (Based on 10% MoM Growth)

Time Frame	Cumulative Burn
6 Months	~$1.1M
12 Months	~$2.9M
18 Months	~$6.6M